Sub-Item 77C: Submission of matters to a vote of security holders

The annual meeting of stockholders of JF China Region Fund, Inc. (the "Fund") was held on May 11, 2006 to consider the election of two directors of the Fund. Stockholders elected
The Rt. Hon. The Earl of Cromer for a term of three years as a Class I Director, and Mr. Alexander Reid Hamilton for a term of one year as a Class II Director. The current
Board of Directors consists of the following members: The
Rt. Hon. The Earl of Cromer, Alexander Reid Hamilton, and
Julian M.I. Reid. The voting at the annual meeting was as follows:

ELECTION OF DIRECTOR                     FOR           WITHHELD

The Rt. Hon. The Earl of  Cromer    3,475,956.0625   162,285.1398
Alexander Reid Hamilton             3,477,115.4955   161,125.7068